JUL 25 2008

THOMSON REUTERS

FPC Exemption No. (82-836)

RECEIVED

2008 JUL 22 A 8:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003926

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

第一太平

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

SUPPL

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange relating to the signing of a Memorandum of Understanding by MPIC with Basic Energy Corporation and Basic Biofuels Corporation.**

**Dated this the 10th day of July, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

dlw 7/23

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 10 JULY 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ........................
   Address of principal office Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

| Title of Each Class | Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding |
|---|---|
| COMMON SHARES OF STOCK | 1,342,918,745* |

*as reported by the stock transfer agent as of 30 May 2008.*

11. Indicate the item numbers reported herein: Item 9 - Other Events

Metro Pacific Investments Corporation (MPIC) signed today, July 10, 2008, a Memorandum of Understanding (MOU) with Basic Energy Corporation and Basic Biofuels Corporation (collectively, the "Basic Group"), to assess the viability of establishing a joint venture company that would engage in the production of ethanol and other related alternative fuels.

MPIC and its technical, legal & financial consultants will now conduct a financial, accounting, operational, technical and legal due diligence examination of the Basic Group and its assets, contracts and other financial, operational, technical and legal documents and records, and the researches, studies, projections, contracts and other documents covering or relating to the Zamboanga del Norte and South Bukidnon ethanol projects. If the due diligence results are positive, the parties will then pursue a basic framework for collaboration, cooperation and coordination in the establishment of the joint venture, preparatory to further discussions on a more definitive agreement between the parties.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

10 July 2008
Date

..........................................................

**JOSE MA. K. LIM**
**President & CEO**

# Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

## Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

10 July 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Day / Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid HK$ | Lowest Price Paid HK$ | Total Paid HK$ |
|---|---|---|---|---|---|
| 10 July 2008 | 400,000 | On the Exchange | 4.62 | 4.58 | 1,837,080.00 |
| Total | 400,000 | | | | 1,837,080.00 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 3,552,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left( \frac{3,552,000 \times 100}{3,220,823,003} \right)$$ — 0.11%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

**LI Lai Man Nancy**

Company Secretary

First Pacific Company Limited

RECEIVED

2008 JUL 22 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

## Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

11 July 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Day / Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid HK$ | Lowest Price Paid HK$ | Total Paid HK$ |
|---|---|---|---|---|---|
| 11 July 2008 | 800,000 | On the Exchange | 4.61 | 4.39 | 3,580,320.00 |
| Total | 800,000 | | | | 3,580,320.00 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 4,352,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{4{,}352{,}000 \times 100}{3{,}220{,}823{,}003}\right)$$ — 0.135%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

**LI Lai Man Nancy**

Company Secretary

First Pacific Company Limited

FTC exemption No. (82-...)



FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

第一太平

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

SUPPL

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached notice relating to:-**

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the Resolutions passed at its Extraordinary General Meeting ("EGM") held on 7th July, 2008 (attached with Notice of EGM dated 20th June, 2008).**

**Dated this 7th day of July, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | INDOFOOD AGRI RESOURCES LTD. |
| Company Registration No. | 200106551G |
| Announcement submitted on behalf of | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted with respect to * | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted by * | Mak Mei Yook |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 07-Jul-2008 17:01:17 |
| Announcement No. | 00043 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Resolution Passed at the Extraordinary General Meeting ("EGM") held on 7 July 2008 |
| Description | Pursuant to Clause 704(14) of the SGX-ST Listing Manual, the Directors of Indofood Agri Resources Ltd. ("the Company") are pleased to announce that at the EGM of the Company held on 7 July 2008, the resolution set forth in the Notice of EGM dated 20 June 2008 was passed by the shareholders.<br><br>****<br><br>CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. |
| Attachments | Total size = 0<br>(2048K size limit recommended) |

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**IndoAgri**

# INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an Extraordinary General Meeting of Indofood Agri Resources Ltd. will be held at Ballroom I and II, Level 3, Singapore Marriott Hotel, 320 Orchard Road, Singapore 238865 on 7 July 2008 at 3.00 p.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:

**AS AN ORDINARY RESOLUTION**

**Approval of the Proposed Subscription**

**THAT :**

(a) approval be and is hereby given for the subscription by PT SIMP of 187,500 new shares in the share capital of PT LPI for an aggregate cash consideration of Rp375 billion (the "**Proposed Subscription**"); and

(b) the Independent Directors (as defined in the Company's circular to shareholders dated 20 June 2008) be and are hereby authorised to exercise such discretions, to complete and do all such acts and things, including without limitation, to sign, seal and execute and deliver all such documents and deeds, and to approve any amendment, alteration or modification to the Subscription Agreement or any other document, as they may consider necessary, desirable or expedient in connection with the Proposed Subscription and/or this Ordinary Resolution as they may deem fit.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 20 June 2008 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore

20 June 2008

**Notes:**

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

END